[COMPANY LETTERHEAD OMMITTED]

February 11, 2010

Via EDGAR
---------

Christian Windsor
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                  Re:      Bridge Bancorp, Inc.
                           Form 10-K for Year Ended December 31, 2008
                           File No. 001-34096
                           ------------------

Dear Mr. Windsor:

     I am responding to the letter from the Securities and Exchange Commission (the "SEC") addressed to Bridge Bancorp, Inc. (the "Company") dated February 1, 2010 relating to the above-referenced filing. The Company's responses are numbered to correspond with the numbers of the comments contained in the SEC letter. For your convenience, we have included a copy of the text of the Staff's comment above each response by the Company.

Proxy Statement
---------------
Named Executive Officers, page 5

1. Pursuant to our conversation with counsel for the company, we understand that in the future you will include five persons in the disclosure required by Item 402(a)(3)(iii) of Regulation S-K. Please confirm this in writing.

Response:       We hereby confirm that we will include five persons in the
--------        disclosure  required by Item  402(a)(3)(iii)  of Regulation S-K.

Christian Windsor
February 11, 2010
Page 2


September 30, 2009 Form 10-Q
----------------------------

2. Please refer to our previous comment 6 in our letter dated December 29, 2009. Please provide the following information in future filings:

         a. Clarify whether the 75% loan to value ratio is the initial ratio you utilize when originating the loan. If so, please revise to provide an updated ratio, if known, monitored in connection with your determination of the appropriate level of allowance for loan losses, or reviewed in the evaluation process for loans being restructured.

         b. Discuss the real estate value trends in your particular area. For example, please specifically discuss whether collateral values are declining, increasing or stable and discuss the severity of that trend. If this trend materially varies by loan type, please discuss that as well.

         c. Provide expanded disclosure as to why you do not expect a loss on the potential problem loans noted in your response. For example, if you are relying on guarantor support or believe the borrower has sufficient cash flow to pay the loan, please disclose that fact. If you believe the loans are well collateralized, disclose that also.

     Response: In future filings we will discuss deteriorating credit trends -------- within the Commercial Real Estate loan portfolio and how these trends are considered when determining the appropriate level of allowance for loan losses. We will discuss the overall level of collateralization within the Commercial Real Estate portfolio. Finally, please be advised that in response to the second sentence of 2. a., above, there is no fixed and specific updated ratio applied. Proposed disclosure is set forth below:

Loans of approximately $28.5 million or 6.5% of total loans at September 30, 2009 were classified as potential problem loans compared to $15.3 million or 3.4% at June 30, 2009, $9.8 million or 2.3% at December 31, 2008 and $11.1 million or 2.7% at September 30, 2008. These loans are classified as potential problem loans as management has information that indicates the borrower may not be able to comply with the present repayment terms. These loans are subject to increased management attention and their classification is reviewed on at least a quarterly basis. The increase in the 2009 level of potential problem loans reflects the current economic environment as well as management's decision to enhance the asset and credit quality review process of the loan portfolio. This process includes the early identification of potential problem loans, a more stringent assessment of potential credit weaknesses and expanding the scope and depth of individual credit reviews.

Christian Windsor
February 11, 2010
Page 3


At September 30, 2009, approximately $26.5 million of these loans are commercial real estate ("CRE") loans which are current and well secured with real estate as collateral. In addition, all but $2.1 million of the CRE loans have personal guarantees. The remaining $2.0 million in classified loans are unsecured and current, have personal guarantees and demonstrate sufficient cash flow to pay the loans. Due to the structure and nature of the credits, we do not expect to sustain a loss on these relationships.

CRE loans represented $219.1 million or 49.9% of the total loan portfolio at September 30, 2009 compared to $217.8 million or 48.8% at June 30, 2009, $199.2 million or 46.3% at December 31, 2008 and $191.2 million or 46.3% at September 30, 2008. The Bank's underwriting standards for CRE loans requires an evaluation of the cash flow of the property, the overall cash flow of the borrower and related guarantors as well as the value of the real estate securing the loan. In addition, the Bank's underwriting standards for CRE loans are consistent with regulatory requirements with original loan to value ratios less than or equal to 75%. The Bank considers delinquency trends, cash flow analysis, and the impact of the local economy on commercial real estate values when evaluating the appropriate level of the allowance for loan losses. Real Estate values in our geographic markets increased significantly from 2000 through 2007. Commencing in 2008, following the financial crisis and significant downturn in the economy, real estate values began to decline. This decline continued into 2009 and appears to have stabilized in the fourth quarter of 2009. The estimated decline in residential and commercial real estate values range from 15-20% from the 2007 levels, depending on the nature and location of the real estate.

3. Please clarify whether you evaluate your loans for impairment under ASC 310-10-35-22 using the practical expedient allowed therein. If so, please provide disclosure regarding the related non-recurring fair value measurement in your future filings. Refer to ASC 820-10-50-5.

Response: In future filings we will clarify that the method used to evaluate --------- loans for impairment is in accordance with ASC 310-10-35-22 using the practical expedient allowed therein. We will refer to ASC 820-10-50-5 and provide disclosure regarding the related non-recurring fair value measurement in your future filings. Proposed disclosure is set forth below:

As of September 30, 2009 and December 31, 2008, the Company had impaired loans as defined by FASB ASC No. 310, "Receivables" of $9.2 million and $5.7 million, respectively. Impaired loans include individually classified nonaccrual loans and troubled debt restructured ("TDR") loans. For impaired and TDR loans, the Bank evaluates the fair value of the loan in accordance with FASB ASC 310-10-35-22. For loans that are collateral dependent, the fair value of the collateral is used to determine the fair value of the loan. The fair value of the collateral is determined based upon recent appraised values.

Christian Windsor
Febrary 11, 2010
Page 4

For unsecured loans, the fair value is determined based on the present value of expected future cash flows discounted at the loan's effective interest rate.

The fair value of the loan is compared to the carrying value to determine if any write-down or specific reserve is required. These methods of fair value measurement for impaired and TDR loans are considered level 3 within the fair value hierarchy described in FASB ASC 820-10-50-5.



                        *        *        *        *

     We trust that the above information is responsive to the staff's comments. Please direct any additional comments or questions to the undersigned.

                                            Sincerely,

                                            /s/ Howard H. Nolan

                                            Howard H. Nolan
                                            Senior Executive Vice President
                                            and Chief Financial Officer


cc:      John J. Gorman, Esq.